Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation (Commission File No. 001-08661)

Form S-4 File No.: 333-206056

The following is a news release that was posted to ACE’s website on September 25, 2015.

ACE Limited Bärengasse 32 CH-8001 Zurich Switzerland	acegroup.com @ACEGroup

ACE to Appoint Juan Andrade to Lead Company’s Future International Non-Life Insurance Operations

Appointment to become effective upon completion of ACE’s acquisition of Chubb

Zurich — September 25, 2015 — ACE Limited (NYSE: ACE) announced today that it intends to appoint Juan C. Andrade Executive Vice President of the new Chubb Group and President of the International Non-life Insurance division, which encompasses operations with both retail broker and wholesale market distribution. The appointment will take effect upon completion of the acquisition of Chubb, which is expected in the first quarter of next year. Mr. Andrade is currently Executive Vice President, ACE Group, Personal Lines and Chief Operating Officer of ACE Overseas General, the company’s international non-life insurance division in more than 50 countries and territories outside North America.

In his future role, Mr. Andrade will have executive operating responsibility for the company’s non-life insurance operations outside of the U.S., Bermuda and Canada, including commercial P&C, traditional and specialty personal lines, and accident and health insurance. The International Non-Life Insurance division is comprised of two major businesses: one with distribution through retail brokers in six regions of the world – Europe, Asia Pacific, China, Japan, Latin America and Eurasia & Africa – and the other an excess and surplus lines company with distribution through brokers in the London wholesale market and Lloyd’s. Mr. Andrade’s scope of responsibility will include all products, underwriting, claims, actuarial and support functions related to these businesses. Mr. Andrade will continue with his current responsibilities, including leading ACE’s global personal lines and small commercial insurance business, through the close of the transaction to ensure a smooth leadership transition and integration for those businesses. Mr. Andrade will report to John Keogh, who is currently Vice Chairman and Chief Operating Officer of ACE Group and who will continue to serve in that role for the parent company.

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“I am so pleased to appoint Juan to this role. During his five-year tenure with ACE, he has assumed increased responsibility and with each move has demonstrated outstanding leadership. He is an excellent executive with a proven track record of accomplishment,” said Evan G. Greenberg, Chairman and Chief Executive Officer, ACE Limited. “Juan is a great partner who has proven he’s ready for this important role. The company’s international businesses have been an important part of the ACE growth story and will remain so going forward. I have every confidence in Juan’s experience and skills as a leader and manager to drive business results and build on the substantial presence and capabilities of a global business that operates in 54 countries and serves customers in more than 190 nations. John Keogh and I look forward to working with Juan in his new role.”

“Juan has a deep understanding of the nuances of each local market – its geography and history, culture, economy and politics. He is a true internationalist,” said Mr. Keogh. “I am excited to continue working with Juan as we combine the international operations of ACE and Chubb and deepen our presence and capabilities around the globe.”

Prior to joining ACE in 2010, Mr. Andrade was President and Chief Operating Officer of Property & Casualty Operations for The Hartford Financial Services Group. He also served as President of Commercial Markets and Executive Vice President for Sales and Distribution. He joined The Hartford in 2006 as head of the P&C claims organization. Before joining The Hartford, Mr. Andrade held senior management positions with The Progressive Corporation, serving as general manager of the company’s Gulf Coast Region and the Southern California, Colorado and Wyoming business units. He started his insurance career at American International Group (AIG), where he worked with the company’s international property and casualty businesses both in the United States and overseas. Mr. Andrade received a Bachelor of Science in Journalism and Political Science from the University of Florida. He holds a Master of Arts degree in International Economics and Latin American Studies from the School of Advanced International Studies at Johns Hopkins University.

About ACE Group

ACE Group is one of the world’s largest multiline property and casualty insurers. With operations in 54 countries, ACE provides commercial and personal property and casualty insurance, personal accident and supplemental health insurance, reinsurance and life insurance to a diverse group of clients. ACE Limited, the parent company of ACE Group, is listed on the New York Stock Exchange (NYSE: ACE) and is a component of the S&P 500 index. Additional information can be found at: www.acegroup.com.

Contacts

Investors:

Helen Wilson: (441) 299-9283; helen.wilson@acegroup.com

Media:

Jeffrey Zack: (212) 827-4444; jeffrey.zack@acegroup.com

Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb or potential post-acquisition leadership, performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

ACE®, ACE logo®, and ACE insured® are trademarks of ACE Limited.	2

ACE LIMITED NEWS RELEASE

Forward-looking statements include, but are not limited to, statements about expected officer appointments and the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. Moreover, there is no certainty that the individuals identified as expected officers of the combined company will in fact remain employed by ACE or Chubb, respectively, through closing of the transaction. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus that was delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, “Risk Factors” in ACE’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, which was filed with the SEC on August 4, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE has filed a registration statement on Form S-4, containing a preliminary joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus has been delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders may obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

ACE®, ACE logo®, and ACE insured® are trademarks of ACE Limited.	3

ACE LIMITED NEWS RELEASE

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus contained in the registration statement on Form S-4, which has been filed with the SEC, and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

ACE®, ACE logo®, and ACE insured® are trademarks of ACE Limited.	4